                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)*
                        Under the Securities Act of 1934
                                       of
                             TB&C Bancshares, Inc.


                            Synovus Financial Corp.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $1.00 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                           Common Stock: 87161C 10 5
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               Garilou Page, Esq.
                            Synovus Financial Corp.
                          901 Front Avenue, Suite 202
                            Columbus, Georgia 31901
                                 (706) 649-4793
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                January 22, 2001
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            The Exhibit Index is located on page 13 of this filing.

CUSIP NO. 87161C 10 5                  13D      PAGE    2     OF    20   PAGES
         ---------------------                       --------    --------

  (1)     NAME OF REPORTING PERSONS
          S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TB&C BANCSHARES, INC.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)     [ ]
                                                                    (b)     [X]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          N/A
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS                          [ ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          GEORGIA
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER (exercised through its Board
                               of Directors)
  NUMBER OF                    14,309,182
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER (exercised through its
 PERSON WITH                   Board of Directors and subject to certain
                               shareholder approval rights)
                               14,309,182
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER

                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          14,309,182
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                           [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
          CO
          ---------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

         This Amendment No. 2 ("Amendment No. 2") to Schedule 13D relates to the common stock, $1.00 par value (the "Common Stock"), of Synovus Financial Corp. ("Synovus"), a Georgia business corporation. The address of Synovus' principal executive offices is 901 Front Avenue, Suite 301, Columbus, Georgia 31901.

ITEM 2.     IDENTITY AND BACKGROUND.

         This Amendment No. 2 amends and restates that certain Schedule 13D filed on November 14, 1986, as amended by Amendment No. 1 filed on March 13, 1995 (the "Schedule 13D"), on behalf of TB&C Bancshares, a Georgia corporation ("TB&C"), whose principal business and office address is 1017 Front Avenue, Columbus, Georgia 31901.

         TB&C was formed in 1986 by William B. Turner, Sarah T. Butler and Elizabeth T. Corn, to effect various family, financial and estate planning goals.

         TB&C has not, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

         TB&C has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The information required by Item 2 with respect to each executive officer, director and controlling person of TB&C is set forth on Exhibit D to this Schedule 13D and is incorporated herein by reference.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Amendment No. 2 is being filed pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, to report a recent transaction that reduced by 13,311,843 the shares of Synovus Common Stock that TB&C may be deemed to beneficially own. This reduction resulted from the termination of an agreement (the "Voting Lease") pursuant to which TB&C had leased certain rights in all shares of Synovus Common Stock held in trust by Synovus Trust Company ("STC"), a wholly owned subsidiary of Synovus, under each of the following trusts (collectively, the "Series 600 Trusts"): (a) STC as Trustee u/w/o W.C. Bradley 6/22/45 for Sarah T. Butler; (b) STC as Trustee u/w/o W.C. Bradley 6/22/45 for Elizabeth T. Corn; and (c) STC as Trustee u/w/o W.C. Bradley 6/22/45 for William B. Turner.

         The only funds or other consideration that has been or will be given in connection with the termination of the Voting Lease described above was a refund by each of the 600 Series Trusts of a pro rata portion ($51,074.95 by each of the three trusts or $153,224.85 in the

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aggregate) of the quarterly lease payments that had been paid by TB&C in advance as required under the Voting Lease, for the three-month period ending March 1, 2001. The Series 600 Trusts funded these payments with cash on hand.

         TB&C was formed in 1986 by William B. Turner, Sarah T. Butler and Elizabeth T. Corn, to effect various family, financial and estate planning goals. Since 1986, there have been six three-for-two splits of Synovus Common Stock, as a result of which each share of Synovus Common Stock outstanding in 1986 now represents approximately 11 shares of Synovus Common Stock (disregarding any cash settlements of fractional shares). These stock splits account for the vast majority of increases since 1986 in the number of shares shown as beneficially owned by TB&C.

         As of the date of this report, the voting stock of TB&C is beneficially owned primarily by: (1) Mr. Turner and his wife, who together own 28.9% through grantor retained annuity trusts ("GRATs") that they established, (2) Mrs. Butler and her husband, who together own 30.8% through GRATs that they established and
(3) Mrs. Corn and her husband, who together own 29.4% through GRATs that they established.

         As of the date of this report, TB&C beneficially owns 14,309,182 shares of Synovus Common Stock directly. Prior to January 22, 2001, TB&C may also have been deemed to be the beneficial owner of 13,311,843 shares of Common Stock indirectly under the Voting Lease, pursuant to which TB&C leased from STC the right to vote and the right to tender all, but not less than all, of the Common Stock of Synovus held by the Series 600 Trusts. The TB&C Board of Directors made all decisions as to the voting of these shares under the Voting Lease, and if it had become relevant, would have made any decision as to any tender offer.

         The Voting Lease had an initial five-year term and was renewed on February 29, 2000 for another five years. In exchange for the lease of such rights, TB&C was required to make quarterly payments to STC for the initial lease term of five years, equal to $.03 per share of Synovus Common Stock, which was .17% of $19.50, the closing price of a share of Synovus Common Stock on the New York Stock Exchange on March 2, 1995. The quarterly lease payments during the renewal term of the Voting Lease were equal to $.0265625 per share of Synovus Common Stock, which was .17% of $15.625, the closing price of a share of Synovus Common Stock on the New York Stock Exchange on March 2, 2000. TB&C used the quarterly cash dividends that it received with respect to the shares of Synovus Common Stock it owned directly as the source of funds to pay these lease payments. On January 22, 2001, TB&C terminated the Voting Lease for the reasons described in Item 4. As a result, no person, other than STC as trustee of each of the Series 600 Trusts, continues to have any beneficial ownership as a result of sharing voting or investment power as to the Synovus shares held on behalf of the Series 600 Trusts.

ITEM 4.     PURPOSE OF TRANSACTION.

         As indicated under Item 3, TB&C was formed to allow Mr. Turner, Mrs. Butler and Mrs. Corn to effect various family, financial and estate planning goals for themselves and their lineal descendants. Mr. Turner, Mrs. Butler, Mrs. Corn and the other family members who are

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directors of TB&C concluded, based on their continuing evaluation of the families' circumstances and on the advice of their professional advisors, that achievement of these goals would be advanced by the termination of the Voting Lease and the reorganization of TB&C described below. Accordingly, the Voting Lease was terminated on January 22, 2001.

         In addition, on January 17, 2001, the Board of Directors of Synovus approved a plan of reorganization involving TB&C and Synovus pursuant to which TB&C would transfer all of its assets, consisting primarily of 14,309,182 shares of Synovus Common Stock, to Synovus in exchange for 14,309,182 shares of Synovus Common Stock. Following the transfer, TB&C would liquidate and distribute all of its assets to its shareholders. This transaction is intended to qualify as a tax-free reorganization pursuant to Section 368(a)(1)(C) of the Internal Revenue Code of 1986. The completion of the transaction would be subject to numerous conditions precedent, including execution of a definitive agreement, approval of TB&C's shareholders and various regulatory approvals.

         Except for the proposed reorganization and related liquidation of TB&C described above, neither TB&C, nor any executive officer, director or controlling person of TB&C, currently has any plans or proposals that relate to or would result in: (a) any person acquiring additional securities of Synovus or disposing of securities of Synovus, other than through the participation of certain of such persons in Synovus' Director Stock Purchase Plan and in Synovus' Dividend Reinvestment and Direct Stock Purchase Plan; (b) an extraordinary corporate transaction involving Synovus; (c) a sale or transfer of a material amount of the assets of Synovus or any of its subsidiaries; (d) any change in the present board of directors or management of Synovus; (e) any material change in the present capitalization or dividend policy of Synovus; (f) any other material change in Synovus' business or corporate structure; (g) any changes in Synovus' charter or bylaws or other actions that might impede the acquisition of control of Synovus; (h) the delisting of Synovus Common Stock from the New York Stock Exchange; (i) the eligibility of Synovus Common Stock for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in items
(a) through (i) above.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)       The percentages set forth below and on pages 2-3
hereof are based on 285,584,009 shares of Synovus Common Stock outstanding on January 30, 2001, as provided by Synovus.

TB&C

         TB&C beneficially owns 14,309,182 shares (5.0%) of Synovus Common Stock. Voting power and investment power with respect to these shares is exercised on behalf of TB&C by the Board of Directors of TB&C. The Bylaws of TB&C provide that voting power over all of the shares owned or otherwise voted by TB&C shall be shared by the directors of TB&C. The exercise of certain investment power with respect to these shares would, to the extent such exercise involves major transactions requiring approval by TB&C's shareholders, be subject to the concurrence of at least the six principal shareholders of TB&C.

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EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS OF TB&C

         The total number of shares of Synovus Common Stock deemed to be beneficially owned by each of the six directors of TB&C and each of the six individuals who, as trustees of their respective GRATs, are the controlling shareholders of TB&C, includes all of the Synovus Common Stock owned by TB&C. The reason for this is the participation by each director of TB&C in TB&C's voting and investment decisions with respect to its Synovus Common Stock and the potential participation by each of the six principal shareholders of TB&C in any of TB&C's investment decisions with respect to its Synovus Common Stock, to the extent any such investment decisions involve major transactions requiring approval by TB&C's shareholders.

         William B. Turner. Mr. Turner could be construed to be the beneficial owner of 16,970,539.6644 shares (5.9%) of Synovus Common Stock. Mr. Turner has sole voting and investment power as to 73,335.6644 shares of Synovus Common Stock, all of which he owns directly. Mr. Turner has shared voting and investment power as to 16,897,204 shares of Synovus Common Stock, consisting of:
(a) 19,817 shares owned directly by his wife, Sue Marie T. Turner, as to which voting power and investment power are shared by Mr. Turner with his wife; (b) 2,568,205 shares owned by the Bradley-Turner Foundation (the "B-T Foundation"), a charitable foundation of which both Mr. and Mrs. Turner are trustees and as to which voting power and investment power are shared with the other trustees of such foundation; and (c) 14,309,182 shares owned by TB&C, as to which voting power and investment power are shared by Mr. Turner (as a TB&C director) with the other directors of TB&C and as to which certain investment power (involving major transactions requiring approval by TB&C's shareholders) may be deemed to be shared by Mr. Turner (as sole trustee of his GRAT) with the other principal shareholders of TB&C.

         Sue Marie T. Turner. Mrs. Turner could be construed to be the beneficial owner of 16,897,204 shares (5.9%) of Synovus Common Stock. Mrs. Turner has shared voting and investment power as to 2,588,022 of these shares, as follows: (a) 19,817 shares owned directly by Mrs. Turner, as to which voting power and investment power are shared with Mr. Turner; and (b) 2,568,205 shares owned by the B-T Foundation, as to which voting power and investment power are shared with the other trustees of the B-T Foundation. In addition, as a principal shareholder of TB&C, Mrs. Turner (as sole trustee of her GRAT) may be deemed to share certain investment power (involving major transactions requiring approval by TB&C's shareholders) with the directors and five other principal shareholders of TB&C as to the 14,309,182 shares of Synovus Common Stock owned by TB&C. Based on the active and long-standing relationship of Mr. Turner and his ancestors with Synovus and its predecessor and on other considerations, Mr. and Mrs. Turner do not believe that Mrs. Turner shares any voting or investment power over the 73,335.6644 shares of Synovus Common Stock owned directly by Mr. Turner. Accordingly, such shares have been excluded from the total shares shown as beneficially owned by Mrs. Turner and she disclaims beneficial ownership of such shares.


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

         Sarah T. Butler. Mrs. Butler could be construed to be the beneficial owner of 17,036,086.899 shares (6.0%) of Synovus Common Stock. Mrs. Butler has shared voting and investment power as to all such shares of Synovus Common Stock, consisting of: (a) 65,430 shares owned directly by Mrs. Butler, as to which both voting and investment power are shared with her husband, Clarence C. Butler; (b) 68,191.899 shares owned directly by Dr. Butler, as to which Mrs. Butler shares voting and investment power with Dr. Butler; (c) 25,078 shares owned by a revocable trust for the benefit of Dr. Butler and subject to his direction as to distributions, as to which Mrs. Butler shares voting and investment power with Dr. Butler (based on Dr. Butler's power to direct distributions from and to revoke the trust) and as to which voting power and investment power are shared also with STC, as trustee of such trust; (d) 2,568,205 shares owned by the B-T Foundation, of which both Mrs. and Dr. Butler are trustees, and as to which voting power and investment power are shared with the other trustees of such foundation; and (e) 14,309,182 shares owned directly by TB&C, as to which voting power and investment power are shared by Mrs. Butler (as a TB&C director) with the other directors of TB&C and as to which certain investment power (involving major transactions requiring approval by TB&C's shareholders) may be deemed to be shared by Mrs. Butler (as sole trustee of her
GRAT) with the other principal shareholders of TB&C.

         Dr. Clarence C. Butler. Dr. Butler could be construed to be the beneficial owner of 17,036,086.899 shares (6.0%) of Synovus Common Stock. Dr. Butler has shared voting and investment power as to 2,726,904.899 of these shares, as follows: (a) 68,191.899 shares owned directly by Dr. Butler, as to which voting and investment power are shared with Mrs. Butler; (b) 65,430 shares owned directly by Mrs. Butler, as to which voting power and investment power are shared by Dr. Butler with Mrs. Butler; (c) 25,078 shares owned by a revocable trust for the benefit of Dr. Butler and subject to his directions as to distributions, as to which voting power and investment power are shared with Mrs. Butler (based on Dr. Butler's power to direct distributions from and to revoke the trust), and as to which voting power and investment power are shared also with STC, as trustee of such trust; and (d) 2,568,205 shares owned by the B-T Foundation, as to which both voting power and investment power are shared with the other trustees of the B-T Foundation. As a principal shareholder of TB&C, Dr. Butler (as sole trustee of his GRAT) may be deemed to share certain investment power (involving major transactions requiring approval by TB&C's shareholders) with the directors and other principal shareholders of TB&C as to the 14,309,182 shares of Synovus Common Stock owned by TB&C.

         Elizabeth T. Corn. Mrs. Corn could be construed to be the beneficial owner of 17,431,766.3114 shares (6.1%) of Synovus Common Stock. Mrs. Corn has shared voting and investment power as to all such shares of Synovus Common Stock, consisting of: (a) 3,281 shares owned directly by Mrs. Corn, as to which voting power and investment power are shared with her husband, Lovick P. Corn;
(b) 424,003.3114 shares owned by Mr. Corn, as to which Mrs. Corn shares voting and investment power with her husband; (c) 2,568,205 shares owned by the B-T Foundation, of which both Mrs. Corn and Mr. Corn are trustees, and as to which voting power and investment power are shared with the other trustees of such foundation; (d) 14,309,182 shares owned by TB&C, as to which voting power and investment power are shared by Mrs. Corn (as a director of TB&C) with the other directors of TB&C and as to which certain investment power (involving major transactions requiring approval by TB&C's shareholders) may be deemed to be


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

shared by Mrs. Corn (as sole trustee of her GRAT) with the other principal shareholders of TB&C; and (e) 127,095 shares owned by Beloco, Inc., a not-for-profit charitable corporation ("Beloco"), as to which both Mrs. and Mr. Corn are trustees and as to which voting power and investment power are shared with the other trustees of Beloco.

         Lovick P. Corn. Mr. Corn could be construed to be the beneficial owner of 17,431,766.3114 shares (6.1%) of Synovus Common Stock. Mr. Corn has shared voting and investment power as to 3,122,584.3114 of these shares, as follows:
(a) 424,003.3114 shares owned directly by Mr. Corn, as to which Mr. Corn shares voting and investment power with his wife; (b) 3,281 shares owned directly by Mrs. Corn, as to which voting power and investment power are shared by Mr. Corn with Mrs. Corn; (c) 2,568,205 shares owned by the B-T Foundation, as to which voting power and investment power are shared with the other trustees of the B-T Foundation; and (d) 127,095 shares owned by Beloco, as to which voting power and investment power are shared with the other trustees of Beloco. As a principal shareholder of TB&C, Mr. Corn (as sole trustee of his GRAT) may be deemed to share certain investment power (involving major transactions requiring approval by TB&C's shareholders) with the directors and the other principal shareholders of TB&C as to the 14,309,182 shares of Synovus Common Stock owned by TB&C.

         William B. Turner, Jr. Mr. Turner could be construed to be the beneficial owner of 16,967,828 shares (5.9%) of Synovus Common Stock. Mr. Turner has sole voting and investment power as to 15,641 of these shares, all of which are held by Mr. Turner in custodial accounts for his children. Mr. Turner has sole voting power as to an additional 74,800 shares, shared voting power as to 16,877,387 shares and shared investment power as to 16,952,187 shares of Synovus Common Stock, consisting of: (a) 74,800 shares owned by a revocable trust for the benefit of Mr. Turner and subject to his directions as to distributions and his right to vote the Synovus shares, as to which Mr. Turner has sole voting power, but shares investment power (based on Mr. Turner's power to direct distributions from and to revoke the trust) with STC, as trustee of such trust;
(b) 2,568,205 shares owned by the B-T Foundation, a charitable foundation of which Mr. Turner is a trustee and as to which voting power and investment power are shared with the other trustees of such foundation; and (c) 14,309,182 shares owned by TB&C, as to which voting power and investment power are shared by Mr. Turner (as a director of TB&C) with the other directors of TB&C.

         Stephen T. Butler. Mr. Butler could be construed to be the beneficial owner of 16,988,708.474 shares (5.9%) of Synovus Common Stock. Mr. Butler has sole voting and investment power as to 28,713.474 shares of Synovus Common Stock, as follows: (a) 23,769.474 shares that he owns directly; and (b) 4,944 shares held by Mr. Butler in custodial accounts for his children. Mr. Butler has sole voting power as to an additional 82,608 shares, shared voting power as to 16,877,387 shares and shared investment power as to 16,959,995 shares of Synovus Common Stock, consisting of: (a) 82,608 shares owned by a revocable trust for the benefit of Mr. Butler and subject to his directions as to distributions and his right to vote the Synovus shares, as to which Mr. Butler has sole voting power, but shares investment power (based on Mr. Butler's power to direct distributions from and to revoke the trust) with STC, as trustee of such trust;
(b) 2,568,205 shares owned by the B-T Foundation, a charitable foundation of which Mr. Butler is a trustee and as to which voting power and investment power are shared with the other trustees of such foundation; and (c) 14,309,182 shares owned by TB&C, as to which voting power and investment power are shared by Mr. Butler (as a director of TB&C) with the other directors of TB&C.

         Elizabeth C. Ogie. Mrs. Ogie could be construed to be the beneficial owner of 17,099,091.448 shares (6.0%) of Synovus Common Stock. Mrs. Ogie has shared voting and investment power as to all such shares of Synovus Common Stock, consisting of: (a) 8,984.448 shares that she owns directly; as to which she shares voting and investment power with her husband, W. Michael Ogie; (b) 11,670 shares owned directly by her husband, as to which voting power and investment power are shared by Mrs. Ogie with her husband; (c) 53,158 shares owned by a revocable trust for the benefit of Mrs. Ogie and subject to her directions as to distributions and her right to vote the Synovus shares, as to which voting power and investment power are shared with her husband (based on Mrs. Ogie's power to direct distributions from and to revoke the trust and her right to vote the Synovus shares), and as to which investment power is shared also with STC, as trustee of such trust; (d) 20,797 shares held by Mrs. Ogie in custodial accounts for her children, as to which voting power and investment power are shared with her husband; (e) 2,568,205 shares owned by the B-T Foundation, of which Mrs. Ogie is a trustee and as to which voting power and investment power are shared with the other trustees of such Foundation; (f) 127,095 shares owned by Beloco, of which Mrs. Ogie is a trustee and as to which voting power and investment power are shared with the other trustees of Beloco; and (g) 14,309,182 shares owned by TB&C, as to which voting power and investment power are shared by Mrs. Ogie (as a director of TB&C) with the other directors of TB&C.

         Additional information regarding the persons with whom TB&C and its executive officers, directors and controlling persons share voting and/or investment power is included in Exhibit E attached hereto.

         (c) Information with respect to transactions in Synovus Common Stock within the last 60 days from the date of this report is set forth below.

TB&C

         There have not been any transactions within the last 60 days by TB&C in shares of Synovus Common Stock.

EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS OF TB&C

         There have not been any transactions within the last 60 days by the executive officers, directors or controlling persons of TB&C, except as follows:

         On January 2, 2001, Mr. Turner purchased 89.46 shares of Common Stock at $26.29 per share through the automatic reinvestment of cash dividends with respect to shares of Synovus Common Stock he owns directly in the Synovus Director Stock Purchase Plan and the Synovus Dividend Reinvestment and Direct Stock Purchase Plan.

         On January 2, 2001, Mr. Corn purchased 490.25 shares of Common Stock at $26.29 per share through to the automatic reinvestment of cash dividends with respect to shares of Synovus

Common Stock he owns directly in the Synovus Director Stock Purchase Plan and the Synovus Dividend Reinvestment and Direct Stock Purchase Plan.

         On January 2, 2001, Dr. Butler purchased 284.10 shares of Common Stock at $26.29 per share through the automatic reinvestment of cash dividends with respect to shares of Synovus Common Stock he owns in the Synovus Director Stock Purchase Plan.

         On January 2, 2001, Mr. Stephen Butler purchased 99.03 shares of Common Stock at a price of $26.29 per share through the automatic reinvestment of cash dividends with respect to Common Stock he owns in the Synovus Director Stock Purchase Plan.

         On January 2, 2001, Mrs. Ogie purchased 37.43 shares of Common Stock at $26.29 per share through the automatic reinvestment of cash dividends with respect to shares of Synovus Common Stock she owns in the Synovus Director Stock Purchase Plan.

         (d) Each revocable trust for the benefit of Dr. Butler, Mrs. Ogie, Mr. Turner, Jr. and Mr. Stephen Butler authorizes STC as trustee to make distributions of income and corpus as directed by Dr. Butler, Mrs. Ogie, Mr. Turner, Jr. and Mr. Stephen Butler, respectively.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except for the proposed reorganization and related liquidation of TB&C described in Item 4, there are no longer any contracts, arrangements, understandings or relationships with respect to Synovus Common Stock that are required to be disclosed as to this Item.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A         Lease of Rights between TB&C as Lessee and STC, as Trustee of each of the Series 600 Trusts. (Filed in March 1995 in paper form as EXHIBIT A to Amendment No. 1 to the Schedule 13D of
                  TB&C and omitted from this electronically filed restatement pursuant to Rule 13d-2(e)).

EXHIBIT B         Letter dated February 29, 2000, renewing the Lease of Rights described under EXHIBIT A.

EXHIBIT C         Agreement to Terminate Lease of Rights, dated January 22,
                  2001, between TB&C and STC.

EXHIBIT D         Information regarding the directors, executive officers and controlling persons of TB&C.

EXHIBIT E         Information regarding persons sharing beneficial ownership of
                  Common Stock with TB&C and the directors, executive officers and controlling persons of TB&C.

EXHIBIT F         Power of Attorney from William B. Turner, as President of TB&C

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2001                    TB&C BANCSHARES, INC.


                                    By: /s/ Garilou Page
                                       -------------------------------------
                                       Garilou Page, as Attorney in Fact for
                                       William B. Turner
                                       Chairman of the Board

                                INDEX TO EXHIBITS

Exhibit                             Description of Exhibit
-------                             ----------------------
EXHIBIT A         Lease of Rights between TB&C as Lessee and STC, as
                  Trustee of each of the Series 600 Trusts. (Filed in March 1995 in paper form as EXHIBIT A to Amendment No. 1 to the Schedule
                  13D of TB&C and omitted from this electronically filed
                  restatement pursuant to Rule 13d-2(e)).

EXHIBIT B         Letter dated February 29, 2000, renewing the Lease of Rights described under EXHIBIT A.

EXHIBIT C         Agreement to Terminate Lease of Rights, dated January 22,
                  2001, between TB&C and STC.

EXHIBIT D         Information regarding the directors, executive officers and controlling persons of TB&C.

EXHIBIT E         Information regarding persons sharing beneficial ownership of
                  Common Stock with TB&C and the directors, executive officers and controlling persons of TB&C.

EXHIBIT F         Power of Attorney from William B. Turner, as President of TB&C